     Exhibit 99.3
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Nigeria: Total signs farm-in agreement on two offshore blocks
Paris, July 27, 2006 — Total announces that its wholly-owned Nigerian operating subsidiary, Elf Petroleum Nigeria Limited (EPNL), has signed a farm-in agreement with Amni International Petroleum Development Company Limited, for the Oil Mining Licences (OMLs) 112 and 117 offshore southeast Nigeria. With this agreement, EPNL has acquired a 40% participating interesting in both OMLs.
OMLs 112 and 117 are located in the eastern part of the Niger Delta, at about 20 kilometres from the Bonny LNG plant. Together, they cover an area of 550 square kilometres in water depths between 10 to 15 metres.
EPNL is the technical partner and will operate the appraisal and development on behalf of Amni. An appraisal well, Ima 12, has just been drilled and confirmed the gas reserves of the acreage. Tests are currently ongoing to ascertain the quality of the gas and the nature of the reservoirs. The gas reserves will supply Total’s future projects in Nigeria.
The development of offshore fields in Nigeria constitutes one of the principle growth areas for Total in Africa, in particular with the development of the Akpo field, with start-up planned for late 2008 at a level of 225,000 barrels of oil equivalent per day. Total also holds a 15 % stake in the Bonny liquefied natural gas plant. The development of Total’s presence in Nigeria, combined in particular with the growth of the company’s production in Angola, will enable Total to consolidate its position as leader among to other oil majors in Africa.
* * * * * *
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com